FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending January 17, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

The number of dividends reinvested for Dr Ronaldo Schmitz should have read 664.19, not 666.93 as previously stated, and the number of dividends reinvested for Mr Tom de Swaan should have read 35.15, not 34.26 as previously stated.

All other details remain unchanged. The amended text appears below.

   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2007, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company through the Annual Re-investment of Dividends paid throughout 2007:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director    No. of Ordinary     Average Price (GBP)
                                   Shares

Sir Ian Prosser                    42.361               12.8433


GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment


Non-Executive Director    No. of Ordinary      Average    No. of ADSs  Average
                                   Shares    Price (GBP)               Price ($)
Sir Christopher Gent               728.17      12.8433
Prof Sir Roy Anderson                   -            -
Dr Stephanie Burns                                               5.92    50.82
Mr Lawrence Culp                                               357.82    50.82
Sir Crispin Davis                  729.43      12.8433
Sir Deryck Maughan                                             278.73    50.82
Dr Daniel Podolsky                                              43.48    50.82
Sir Ian Prosser                    767.65      12.8433
Dr Ronaldo Schmitz                 664.19      12.8433
Mr Tom de Swaan                     35.15      12.8433
Sir Robert Wilson                  191.97      12.8433


The Company and the Non-Executive Directors were informed of these allocations on 2 January 2008.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary
3 January 2008


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 17, 2008                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc